Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	2013	2012	2011	2010	2009
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes (a)	$1,309	$2,082	$2,201	$1,239	$538
Adjustment to reflect earnings from equity method
investments on a cash basis (b)		34	1	7	1
	1,309	2,116	2,202	1,246	539

Total fixed charges as below	1,096	1,065	1,022	698	513
Less:
Capitalized interest	47	53	51	30	43
Preferred security distributions of subsidiaries
on a pre-tax basis		5	23	21	24
Interest expense and fixed charges related to
discontinued operations			3	12	15
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	1,049	1,007	945	635	431

Total earnings	$2,358	$3,123	$3,147	$1,881	$970

Fixed charges, as defined:
Interest charges (c)	$1,058	$1,019	$955	$637	$446
Estimated interest component of operating rentals	38	41	44	39	42
Preferred securities distributions of subsidiaries
on a pre-tax basis		5	23	21	24
Fixed charges of majority-owned share of 50% or
less-owned persons				1	1

Total fixed charges (d)	$1,096	$1,065	$1,022	$698	$513

Ratio of earnings to fixed charges	2.2	2.9	3.1	2.7	1.9
Ratio of earnings to combined fixed charges and
preferred stock dividends (e)	2.2	2.9	3.1	2.7	1.9

(a)
In September 2013, PPL Montana executed a definitive agreement to sell certain hydroelectric generating facilities.  The sale is not expected to close before the second half of 2014.  To facilitate the sale, PPL Montana terminated a lease agreement which resulted in a $697 million charge, included in "Loss on lease termination" on the Statement of Income.  See Note 8 to the Financial Statements for additional information.

(b)	Includes other-than-temporary impairment loss of $25 million in 2012.
(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(d)	Interest on unrecognized tax benefits is not included in fixed charges.
(e)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

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